UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 15, 2003

Umpqua Holdings Corporation
(Exact Name of Registrant as Specified in Its Charter)

OREGON	**000-25597**	**93-1261319**
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

200 SW Market Street, Suite 1900
Portland, Oregon 97201
(address of Principal Executive Offices)(Zip Code)

(503) 546-2499
(Registrant's Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

Item 7. Financial Statements and Exhibits

    (a)   Financial statements of business acquired.

    Not applicable.

    (b)   Pro Forma Financial Information

    Not applicable.

    (c)   Exhibits.

The following exhibits are being filed herewith and this list shall constitute the exhibit index:

Exhibit

    (99)   Earnings Press Release

Item 9. Regulation FD Disclosure

    On April 15, 2003, Umpqua issued a press release with respect to financial results for the first quarter of 2003 including certain forward looking statements. All of the information in the press release, appearing in Exhibit 99, is not filed but is furnished pursuant to Regulation FD.


SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                        UMPQUA HOLDINGS CORPORATION
                        (Registrant)

Dated: April 15, 2003   By:/s/ Kenneth E. Roberts
                        Kenneth E. Roberts
                        Assistant Secretary

UMPQUA HOLDINGS

CORPORATION

Parent company for Umpqua Bank and Strand, Atkinson, Williams & York

EXHIBIT 99

FOR IMMEDIATE RELEASE

Contacts:

Ray Davis
President/CEO
Umpqua Holdings Corporation
503-546-2490
raydavis@umpquabank.com

Dan Sullivan
EVP/CFO
Umpqua Holdings Corporation
503-546-2492
dansullivan@umpquabank.com

UMPQUA HOLDINGS CORPORATION CONTINUES STRONG EARNINGS GROWTH IN THE FIRST QUARTER WHILE COMPLETING INTEGRATION

PORTLAND, Ore. - April 15, 2003 - Umpqua Holdings Corporation (NASDAQ: UMPQ), parent company of Umpqua Bank and of Strand, Atkinson, Williams & York, Inc. today announced operating earnings of $8.79 million, a 78% increase over the same period one year ago, or $0.31 per diluted share for the first quarter of 2003.

Operating earnings are defined as the company's earnings before deduction of merger related expenses, and are only reported in quarters in which significant merger related activities occur. Net income is operating earnings minus merger related expenses.

Net income for the first quarter of 2003 was $8.38 million or $0.29 per diluted share compared to $6.7 million or $0.28 for the fourth quarter of 2002.

The following table presents a reconciliation of net income to operating earnings, with merger related expenses displayed for each period presented:

(Dollars in 000's, except per share data)		Q1 2003		Q4 2002		Q1 2002
Net Income	$	**8,380**	$	6,715	$	3,961
Add Back: Merger related expense, net of tax		**409**		748		973
Operating Earnings	$	**8,789**	$	7,463	$	4,934
Earnings per diluted share:						
Net Income	$	**0.29**	$	0.28	$	0.20
Operating Earnings	$	**0.31**	$	0.31	$	0.24

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"It was another quarter of strong financial performance," said Ray Davis, President and Chief Executive Officer of Umpqua Holdings Corporation. "With the integration of Centennial Bancorp virtually complete, we continue to strengthen our foundation for future growth in earnings this year. In addition, with the opening of our new flagship store in Portland's Pearl District, we continue to build on our reputation as a leader in the delivery of financial services."

The acquisition of Centennial Bancorp, which closed on November 15, 2003, was accounted for under the purchase accounting method, and Centennial Bancorp's results are included from the date of closing.

Total consolidated assets of Umpqua Holdings as of March 31, 2003 were $2.65 billion, compared to $2.56 billion at December 31, 2002. Total gross loans and deposits were $1.82 billion and $2.18 billion, respectively, as of March 31, 2003, compared to $1.78 billion and $2.10 billion, respectively, as of December 31, 2002.

The following table presents annualized 2003 growth, based on these first quarter achievements:

(dollars in thousands)	Mar 31, 2003	Dec 31, 2002	Annualized Growth Rate
Loans and Leases	$1,823,311	$1,778,315	10.1%
Deposits	$2,178,769	$2,103,790	14.3%
Assets	$2,645,915	$2,555,964	14.1%

Demand Deposits grew 9.8% over the last 90 days alone and now constitute 24.9% of Umpqua Bank's deposit base.

Non-interest income for the first quarter of 2003 grew to $10.29 million, an increase of 12% over the fourth quarter of 2002 and an increase of 59% over the first quarter of 2002. This is due largely to the continuation of strong mortgage banking revenue. Revenue from mortgage banking was $4.28 million in the first quarter of 2003, compared to $3.99 million in the fourth quarter of 2002 and $1.68 million in the first quarter of 2002.

Umpqua Bank, Umpqua Holdings largest subsidiary, achieved an efficiency ratio before merger-related expenses of 55.10% for the quarter ended March 31, 2003 compared to 52.88% for the quarter ended December 31, 2002 and 58.35% for the quarter ended March 31, 2002.

Including non-performing assets acquired as part of the Centennial acquisition, the Bank's non-performing loans stand at $17.82 million at March 31, 2003, representing 0.98% of total loans compared to 1.03% at December 31, 2002 and 0.45% at March 31, 2002.

"The results of this quarter are indicative of the excellent leadership and commitment of our management team and employees to deliver positive returns for our shareholders and superior service to our customers during an aggressive integration period," said Davis.

About Umpqua Holdings Corporation

Umpqua Holdings Corporation (NASDAQ: UMPQ) is the parent company of Umpqua Bank, an Oregon state-chartered bank recognized for its entrepreneurial approach, innovative use of technology, and distinctive banking solutions. Umpqua Bank has 66 stores throughout Oregon and Southwest Washington. Umpqua Holdings also owns a retail brokerage subsidiary, Strand, Atkinson, Williams & York, Inc. which has nine locations throughout Oregon and Southwest Washington and offers brokerage services within Umpqua Bank stores. Additionally, Umpqua Holdings Private Client Services Division provides tailored financial services and products to individual private customers. Umpqua Holdings Corporation is headquartered in Portland, Ore. For more information, visit www.umpquabank.com/investor.

Umpqua Holdings Corporation will conduct a quarterly earnings conference call Tuesday, April 15, 2003, at 10:00 a.m. PST where the Company will discuss first-quarter results and provide an update on the progress of the Centennial Bancorp conversion. There will be a question-and-answer session following the presentation. Shareholders, analysts and other interested parties are invited to join the call by dialing 888-913-9967 a few minutes before 10:00 a.m. The password is "UMPQUA." A rebroadcast can be found approximately one hour after the conference call by dialing 888-568-0438, or by visiting www.umpquabank.com/investor.

Umpqua Holdings Corporation
Consolidated Statements of Income
(unaudited)

| | Quarter ended: | | |
Dollars in thousands, except per-share data	March 31, 2003	December 31, 2002	March 31, 2002
Interest income			
Loans and leases	$ 31,383	$ 26,340	$ 19,931
Investments taxable	2,967	2,659	2,285
Investments tax exempt	802	790	729
Temporary investments	151	247	105
Other interest and dividends	14	22	15
Total interest income	35,317	30,058	23,065
Interest expense			
Deposits	6,480	5,769	5,284
Repurchase agreements and fed funds purchased	109	114	81
Trust preferred securities	937	839	-
Other borrowings	212	213	330
Total interest expense	7,738	6,935	5,695
Net interest income	27,579	23,123	17,370
Provision for credit losses	1,475	1,384	1,004
Non-interest income			
Service charges	3,020	2,541	2,084
Brokerage fees	1,939	2,208	2,174
Mortgage banking revenue	4,279	3,989	1,679
Other income	1,052	418	543
Total non-interest income	10,290	9,156	6,480
Non-interest expense			
Salaries and benefits	12,899	10,877	8,709
Occupancy and equipment	3,582	2,936	2,099
Other	6,200	5,221	4,109
Merger related expenses	638	1,231	1,521
Total non-interest expense	23,319	20,265	16,438
Income before income taxes	13,075	10,630	6,408
Income taxes	4,695	3,915	2,447
Net income	$ 8,380	$ 6,715	$ 3,961
Weighted average shares Outstanding	28,157,475	24,054,398	19,960,668
Weighted average diluted shares outstanding	28,570,144	24,364,161	20,204,142
Basic earnings per share	$ 0.30	$ 0.28	$ 0.20
Diluted earnings per share	$ 0.29	$ 0.28	$ 0.20

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Umpqua Holdings Corporation

Consolidated Balance Sheets
(unaudited)

Dollars in thousands, except per-share data		**March 31, 2003**		**December 31, 2002**		**March 31, 2002**
Assets:						
Cash and cash equivalents	$	154,274	$	120,542	$	97,211
Trading account securities		670		1,905		861
Investments available for sale		355,079		331,160		172,076
Investments held to maturity		18,251		18,455		19,113
Loans held for sale		42,239		62,349		29,314
Loans and leases		1,823,311		1,778,315		1,041,553
Less: Allowance for credit losses		(24,538)		(24,731)		(14,271)
Loans and leases, net		1,798,773		1,753,584		1,027,282
Federal Home Loan Bank stock		4,828		6,589		8,291
Premises and equipment, net		61,339		58,585		39,310
Other real estate owned		3,430		2,209		1,430
Mortgage servicing rights, net		10,179		9,316		5,991
Goodwill and other intangibles		161,181		160,967		26,169
Other assets		35,672		30,303		10,124
	$	2,645,915	$	2,555,964	$	1,437,172
Liabilities:						
Deposits	$	2,178,769	$	2,103,790	$	1,207,513
Securities sold under agreements						
to repurchase and fed funds purchased		34,675		31,232		29,216
Borrowings		24,162		24,219		35,068
Other borrowings		-		5,000		-
Trust preferred securities		75,000		75,000		-
Other liabilities		34,840		28,564		27,461
Total liabilities		2,347,446		2,267,805		1,299,258
Shareholders' equity:						
Common stock		228,899		225,380		92,469
Retained earnings		66,724		59,475		44,197
Accumulated other comprehensive						
Income		2,846		3,304		1,248
Total shareholders' equity		298,469		288,159		137,914
Total liabilities and shareholders' equity	$	2,645,915	$	2,555,964	$	1,437,172
Common shares outstanding at period						
End		28,234,620		27,980,591		19,970,763
Book value per share	$	10.57	$	10.30	$	6.91
Tangible book value per share	$	4.86	$	4.55	$	5.60
Tangible equity	$	137,288	$	127,192	$	111,745

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Umpqua Holdings Corporation
Loan Portfolio

Dollars in thousands		March 31, 2003		December 31, 2002		March 31, 2002
Loans and leases by purpose:						
Commercial real estate	$	841,492	$	817,691	$	584,184
Residential real estate		79,636		79,708		69,777
Construction		281,223		270,116		80,455
Total real estate		1,202,351		1,167,515		734,416
Commercial		566,677		554,748		245,722
Leases		9,271		6,698		3,905
Consumer		44,959		48,647		56,829
Other		53		707		681
Total loans and leases	$	1,823,311	$	1,778,315	$	1,041,553

		Quarter Ended				
		March 31, 2003		December 31, 2002		March 31, 2002
Allowance for credit losses						
Balance beginning of period	$	24,731	$	15,038	$	13,221
Provision for credit losses		1,475		1,384		1,004
Loan charge-offs, net		(1,668)		(1,547)		46
Acquisitions		-		9,856		-
Balance end of period	$	24,538	$	24,731	$	14,271
Net charge-offs to average loans and leases (annualized)		0.38%		0.44%		-0.02%
Allowance for credit losses to loans and leases		1.35%		1.39%		1.37%
Allowance for credit losses to non-performing loans and leases		138%		134%		304%
Non-performing loans and leases to total loans and leases		0.98%		1.03%		0.45%
Non-performing assets						
Non-performing loans and leases	$	17,816	$	18,395	$	4,693
Real estate owned		3,430		2,209		1,430
Total non-performing assets	$	21,246	$	20,604	$	6,123

Deposits by Type

		March 31, 2003		December 31, 2002		March 31, 2002
Demand, non interest bearing	$	543,319	$	494,810	$	268,428
Demand, interest bearing		843,187		814,494		445,726
Savings		167,715		162,043		76,000
Time		624,548		632,443		417,539
Total Deposits	$	2,178,769	$	2,103,790	$	1,207,513

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Umpqua Holdings Corporation
Selected Ratios

	Quarter ended:		
Consolidated Ratios	**March 31, 2003**	**December 31, 2002**	**March 31, 2002**
Net Interest Spread:			
Yield on loans and leases	6.95%	7.21%	7.82%
Yield on investments (1)	4.98%	4.91%	6.54%
Yield on temporary investments	1.17%	1.44%	1.58%
Total yield on earning assets	6.51%	6.61%	7.48%
Cost of interest bearing deposits	1.61%	1.74%	2.30%
Cost of securities sold under agreements to			
re-purchase and Fed funds purchased	1.43%	1.44%	1.27%
Cost of borrowings	3.56%	3.76%	4.00%
Cost of trust preferred	5.07%	5.33%	0.00%
Total cost of interest bearing liabilities	1.78%	1.92%	2.32%
Net interest spread	4.73%	4.69%	5.16%
Net interest margin	5.10%	5.10%	5.66%
Before Merger Related Expenses:			
Return on average assets	1.38%	1.43%	1.42%
Return on average equity	12.17%	13.75%	14.45%
Return on average tangible equity	27.04%	23.76%	17.79%
After Merger Related Expenses:			
Return on average assets	1.32%	1.29%	1.14%
Return on average equity	11.61%	12.36%	11.60%
Return on average tangible equity	25.78%	21.38%	14.28%
Bank only Ratios			
Umpqua Bank efficiency ratio before merger expenses	55.10%	52.88%	58.35%
Umpqua Bank net interest margin	5.27%	5.28%	5.66%

(1) Tax-exempt interest has been adjusted to a taxable equivalent basis using a 35% tax rate.

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